1787 Financial Corporation, Inc.

BALANCE SHEET

(Unaudited)

Year	December 31, 2016
ASSETS	
Cash	$ 1,000
Total current assets	1,000
Gross property, plant & equipment	12,000
Less accumulated depreciation	(1,500)
Net property, plant & equipment	10,500
Total assets	$ 11,500
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Long-term debt (notes payable majority shareholder)	$ 70,300
Common Stock	800
Paid in Capital	12,000
Retained decifit	(71,600)
Total deficit	(58,800)
Total liabilities and shareholders' deficit	$ 11,500